Mail Stop 4561

September 14, 2007

By U.S. Mail and facsimile to 011-44-207- 756-5645.

Mr. Nathan Bostock
Executive Director, Finance, Markets and Human Resources
Abbey National plc
Abbey National House
2 Triton Square
Regent's Place, London NW1 3AN, England

> **Re: Abbey National plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-14928**

Dear Mr. Bostock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 1. Introduction, basis of presentation of the consolidated financial statements and other information

b) Basis of presentation of the consolidated financial statements, page F-7

1.   In your consolidated income statement, we note that you present a measure of net operating income that does not include provisions and impairment losses.

Paragraph BC13 of IAS 1 expressly states that it would be inappropriate if items of an operating nature were excluded from net operating income. Therefore, please revise this section in future filings to explicitly disclose that this presentation differs from IFRS in this respect, and provide the disclosures required by paragraph 18 of IAS 1.

Accounting Policies

(b) Valuation of financial instruments, page 84

2.   It appears from your disclosure that you have more than one major class of financial assets and financial liabilities at fair value through profit and loss. Given the significance of financial assets and financial liabilities for which you utilize valuation models to determine fair value, please revise future filings to disclose the information required by paragraph 27 of IFRS 7 for each class of financial assets and financial liabilities within the groups already disclosed. Where practicable, please disclose the assumptions, or range of assumptions used to determine these fair values for each class. Alternatively, tell us how you considered paragraph 6 of IFRS 7 in determining that your financial assets and financial liabilities possessed similar characteristics for the purposes of disclosure.

18. Loans and Advances to Customers, page 100

3.   Please revise future filings to disclose the information required by paragraph 16 of IFRS 7 for each period presented.

4.   Please revise future filings to separately present recoveries of loan losses from your loss provisions. If your loan loss provisions are not included in the loan loss allowances, please disclose how you account for them and where they are recorded in the income statement.

41. Retirement Benefit Obligations, page 119

5.   Please revise future filings to confirm, if true, that your discount rate is determined based on market yields at the balance sheet date for high quality corporate bonds. Additionally, please disclose what types of securities you consider to be high quality for the purposes of determining your discount rate assumption. Refer to paragraph 78 of IAS 19.

53. Differences between IFRS and US GAAP, page 137

6.   We note that you present provisions outside of operating income on your income statement prepared in accordance with IFRS, which is a classification that differs from the presentation required by US GAAP and Article 9 of Regulation S-X.

Please revise future filings to discuss this difference in this disclosure. Alternatively, consider presenting your financial information prepared under IFRS in the format prescribed by Article 9 of Regulation S-X.

US GAAP Reconciliation, page 146

7.   We note in your disclosure on page 149 that you utilize hedge accounting under IFRS, but do not utilize hedge accounting for US GAAP purposes. However, there is no corresponding reconciling item in your US GAAP income reconciliation for 2006 or 2005.   Please revise future filings to clarify if the adjustment of the hedged items in your US GAAP reconciliation is included as a component of your various adjustments related to IAS 39. For example, you have claimed hedge accounting for certain of your debt securities under IFRS but not US GAAP but have only included a reconciling item for your debt securities in issue. If the adjustment to no hedge accounting is not included in the related asset or liability adjustment for IAS 39 accounting, please tell us where you record these adjustments in your reconciliation.

Selected Financial Data, page 162

8.   Please revise future filings to provide the non-GAAP disclosures required by Item 10(g) of Regulation S-X for your measure "PFS trading cost income ratio".

* * * * *

Please revise your document in response to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant